SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
                                      Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
                                  For the month of September 2003
                                          NASPERS LIMITED
(Translation of registrant's name into English)

Naspers Centre

40 Heerengracht
 Cape Town
                                                              SOUTH AFRICA  8001
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F:        Form 40-F:
Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes:
      No:

EXHIBIT LIST

                             Sequential
Exhibit
Description
      Page Number

   *
Dividend announcement regarding

 Dividend number 74 dated

August 29, 2003

NASPERS LIMITED
(Incorporated in the Republic of South Africa)
(Registration number 1925/001431/06)
Share code:  NPN     ISIN: ZAE000015889

DIVIDEND NUMBER 74
Notice is hereby given that an annual ordinary dividend at the rate of 30c per N ordinary share and 6c per unlisted A ordinary share has been approved by the shareholders at the annual general meeting held on 29 August 2003.

In compliance with the requirements of STRATE the following dates are applicable:
•
Last day to trade cum dividend
Friday 5 September
•
Securities start trading ex-dividend
Monday 8 September
•
Record date
Friday 12 September
•
Payment date
Monday 15 September
The dividend is declared and paid in the currency of the Republic of South Africa.

Share certificates may not be dematerialised or re-materialised between Monday 8 September 2003 and Friday 12 September 2003, both dates inclusive.

By order of the board.

GM Coetzee
Secretary
29 August 2003

Transfer Secretaries:
Registered office:
Ultra Registrars (Proprietary) Limited
Naspers Centre
Registration number 2000/007239/07
40 Heerengracht
11 Diagonal Street
Cape Town 8001
Johannesburg
(P O Box 2271
(P O Box 4844, Johannesburg, 2000)
Cape Town  8000)
Republic of South Africa
Republic of South Africa

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Naspers Limited

Date:  Sept 03, 2003 by
By:     /s/ Stephan J. Z. Pacak

Name:  Stephan J. Z. Pacak
Title:     Director